

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2023

Steven Richards
Chief Executive Officer
Shimmick Corporation
530 Technology Drive
Suite 300
Irvine, CA 92618

> **Re: Shimmick Corporation**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted September 15, 2023**
> **CIK No. 0001887944**

Dear Steven Richards:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary
Our Projects, page 6

1. We note your response to comment 2. Please revise your disclosure here and in the business section to clearly state what services are provided by you and what services you rely upon subcontractors and joint venture affiliates to perform.

Our amended and restated charter documents will provide that the Court of Chancery of the State of Delaware..., page 45

2. Please revise your disclosure here to state whether the exclusive forum applies to any

complaint asserting a cause of action arising under the Securites Act. In this regard, we note your disclosure on page 115.

<u>Management's Discussion and Analysis...</u>
<u>Key Factors Affecting Our Performance and Results of Operations, page 57</u>

3.   We note your response comment 9 of our letter. We note that you included disclosure regarding your backlog of contracts. Please also provide similar disclosure regarding your current contracts and contracts that you have bid on.

<u>Business</u>
<u>Selective Bidding Process and Project Management, page 89</u>

4.   We note your response to comment 10. We note on page 82, you have a project in Illinois. Your disclosure indicates that you have offices in California and Colorado. Please expand your disclosure to clarify where you can operate and whether you have sufficient equipment available at every facility, including in those locations where you are bidding or whether you will be reliant on third parties.

5.   We note your response to comment 11. In your response, it appears that you are referring to a success rate per contract rather than an overall success rate in reference to your total bids. Please advise or revise.   Please elaborate on the multi-part process you use in determining whether to bid initially.   Please clarify if you ever withdraw bids once provided and the reasons for doing so.

<u>Consolidated financial statements as of and for the fiscal years ended December 30, 2022 and December 31, 2021</u>
<u>Note 13. Commitments and Contingencies, page F-29</u>

6.   We note your disclosure on page 28 regarding your ongoing dispute with AECOM. Please tell us what consideration you gave to including disclosure related to this apparent loss contingency in the footnotes to your financial statements. Reference is made to ASC Topic 450-20-50.

 You may contact Howard Efron at 202-551-3439 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Zachary Davis, Esq.